UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on September 18, 2017, at 3 p.m. at the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº. 2.041 and 2.235, Vila Olímpia, to resolve on the following Agenda:

(I) to APPROVE the cancellation of all treasury shares, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws;

(II) due to the resolution on item (i), to APPROVE the consolidation of the Bylaws.

General Instructions:

1.       Pursuant to paragraph 2 of article 161 of Law 6404/76 and CVM Instruction No.324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent ) of the voting shares, or 1% (one percent) of the non-voting shares;

2.       The shareholders or their legal representatives should attend the General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the General Meeting, a power of attorney granted according to the law; and

3.       The documents related to the matters to be analyzed at the Extraordinary General Meeting are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.brwww.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro No. 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at the B3 S.A. Brasil, Bolsa, Balcão, at Rua XV de Novembro No. 275, São Paulo/SP and on its website (www.bmfbovespa.com.br).

São Paulo, September 1, 2017 – Álvaro Antônio Cardoso de Souza - Chairman of the Board of Directors.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 1, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer